# SEC Schedule 13D/A (Amendment No. 14) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ReNew Energy Global plc, CIK 0001848763
CUSIP: G7500M104
Title of class of securities: Class A ordinary shares, nominal value of $0.0001
Address of issuer's principal executive offices: C/O Vistra (UK) Ltd, Suite 3, 7th Floor 50, Broadway, London, United Kingdom (X0), SW1H 0DB
Date of event which requires filing of this statement: 07/27/2026
Amends the filing with accession number 0001104659-21-112174
Filed by CIK 0001283718
Persons authorized to receive notices and communications: Patrice Walch-Watson, Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, Ontario Canada (A6), M5C 2W5, 416-868-4075

## Reporting persons
- Canada Pension Plan Investment Board (CIK 0001283718): type of reporting person: corporation (CO); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 88,846,844; shared voting power 0; sole dispositive power 88,846,844; shared dispositive power 0; aggregate amount beneficially owned 88,846,844 (34.4% of the class)
  Comment: Item 13 is calculated based on (i) 245,833,850 Class A ordinary shares (excluding treasury shares), nominal value of $0.0001 (the "Shares"), of ReNew Energy Global plc, a public limited company incorporated in England and Wales (the "Issuer"), outstanding as of October 2, 2025, as reported by the Issuer in its Form 6-K filed with the U.S. Securities and Exchange Commission (the "SEC") on October 28, 2025 plus (ii) an additional 12,345,678 Shares assuming conversion of the India Shares (as defined below).
  With respect to items 7, 9, 11 and 13, the Reporting Person currently holds 76,501,166 Shares of the Issuer. In addition, the Business Combination Agreement grants the Reporting Person the right to, at its discretion, transfer the ordinary shares of Renew Power Private Limited, a company with limited liability incorporated under the laws of India and subsidiary of the Issuer ("ReNew India"), held by the Reporting Person (the "India Shares") to the Issuer in exchange for an aggregate of 12,345,678 Shares. The Reporting Person also holds one Class D ordinary share of the Issuer, nominal value of $0.0001 (the "Class D Share"). The Class D Share effectively gives the Reporting Person the right to exercise its voting rights as if the Reporting Person had already converted the India Shares into Shares. The Reporting Person is considered to beneficially own an aggregate of 88,846,844 Shares, or 34.4% of the voting rights associated with the outstanding Shares (including 12,345,678 voting rights exercisable by the Reporting Person by virtue of the Class D Share held by the Reporting Person).

## Item 1. Security and Issuer
Title of class of securities: Class A ordinary shares, nominal value of $0.0001
Name of issuer: ReNew Energy Global plc
Address of issuer's principal executive offices: C/O Vistra (UK) Ltd, Suite 3, 7th Floor 50, Broadway, London, United Kingdom (X0), SW1H 0DB
Comment: This Amendment No. 14 (this "Amendment") amends and supplements the Schedule 13D filed by the Reporting Person on September 2, 2021 and amended and supplemented on February 15, 2022, February 18, 2022, February 24, 2022, September 23, 2022, October 3, 2022, March 2, 2023, March 8, 2023, July 24, 2023, December 10, 2024, July 3, 2025, October 10, 2025, December 15, 2025 and May 28, 2026 (the "Original Schedule 13D" and, as amended and supplemented by this Amendment, the "Schedule 13D"). Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Original Schedule 13D. Capitalized terms not otherwise defined in this Amendment shall have the same meanings ascribed thereto in the Original Schedule 13D. This Schedule 13D relates to the Class A ordinary shares, nominal value of $0.0001 (the "Shares"), of ReNew Energy Global plc, a public limited company incorporated in England and Wales (the "Issuer").

## Item 2. Identity and Background
Name of person filing:
This Amendment amends and restates the final paragraph of Item 2 of the Original Schedule 13D in its entirety as follows:
In accordance with the provisions of General Instruction C to Schedule 13D, with respect to the Reporting Person, information concerning the name, business address, principal occupation and citizenship of its general partners, executive officers and board of directors and each person controlling the Reporting Person (collectively, the "Covered Persons"), required by Item 2 of Schedule 13D, is provided on Schedule I (attached as Exhibit 99.23) ("Schedule I") and is incorporated by reference herein. Schedule I to this Amendment amends and restates the information set forth on Schedule I to the Original Schedule 13D in its entirety.
Residence or business address: See Item 2(a) above, which is incorporated by reference herein.
Present principal occupation or employment: See Item 2(a) above, which is incorporated by reference herein.
Criminal convictions in the last five years: Neither the Reporting Person nor, to the Reporting Persons' knowledge, any Covered Person listed on Schedule I (attached as Exhibit 99.23) has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: Neither the Reporting Person nor, to the Reporting Persons' knowledge, any Covered Person listed on Schedule I (attached as Exhibit 99.23) has during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: See Item 2(a) above, which is incorporated by reference herein.

## Item 4. Purpose of Transaction
Purpose of transaction:
This Amendment amends and supplements Item 4 of the Original Schedule 13D by adding the following:

Revised Non-Binding Proposal

On July 27, 2026, the Consortium jointly submitted a revised proposal (the "Revised Proposal") to the special committee of the Board. The Revised Proposal increases the Cash Offer to $7.02 per share. All other terms of the proposal made by the Consortium on May 28, 2026, including the Rollover, remain unchanged. The Revised Proposal is the Consortium's best and final non-binding offer.

The Revised Proposal is non-binding, and no agreement, arrangement or understanding between the Consortium, on the one hand, and the Issuer, on the other hand, relating to the Revised Proposal, the Proposed Transaction or any other transaction will be created until such time as definitive agreements for the Proposed Transaction have been executed and delivered.

The Reporting Person does not intend to update this Schedule 13D to reflect developments relating to the Proposed Transaction except to the extent required by law.

References to, and descriptions of, the Revised Proposal in this Schedule 13D are qualified in their entirety by the terms of the Revised Proposal, a copy of which is attached hereto as Exhibit 99.24 and is incorporated in its entirety into this Item 4.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
This Amendment amends and supplements Item 7 of the Original Schedule 13D by adding the following:
Exhibit 99.23 List of Covered Persons
Exhibit 99.24 Revised Proposal, dated July 27, 2026, from Canada Pension Plan Investment Board and Sumant Sinha.

## Signatures
- Canada Pension Plan Investment Board: /s/ Howard Rusak, Managing Director, Legal (07/27/2026)
Comment: See Exhibit 99.22 Power of Attorney of Canada Pension Plan Investment Board (incorporated by reference to Exhibit 99.22 to Amendment No. 13 to the Schedule 13G filed by Canada Pension Plan Investment Board in respect of the issuer with the Securities and Exchange Commission on May 28, 2026).